                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 34)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                                DECEMBER 5, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

CUSIP No. 422317 10 7                  13D
     1.       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              HEARST BROADCASTING, INC.

     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
     3.       SEC USE ONLY


     4.       SOURCE OF FUNDS
              WC

     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE


         NUMBER OF                     7.  SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
        PERSON WITH                    8.  SHARED VOTING POWER
                                           62,214,947

                                       9.  SOLE DISPOSITIVE POWER

                                       10. SHARED DISPOSITIVE POWER
                                           62,214,947

    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              62,214,947

    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]

    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              66.0%

    14.       TYPE OF REPORTING PERSON
              CO

CUSIP No. 422317 10 7                  13D
     1.       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              HEARST HOLDINGS, INC.

     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
     3.       SEC USE ONLY


     4.       SOURCE OF FUNDS
              WC

     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE


         NUMBER OF                     7.  SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
        PERSON WITH                    8.  SHARED VOTING POWER
                                           62,214,947

                                       9.  SOLE DISPOSITIVE POWER

                                       10. SHARED DISPOSITIVE POWER
                                           62,214,947

    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              62,214,947

    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [ ]

    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              66.0%

    14.       TYPE OF REPORTING PERSON
              CO

CUSIP No. 422317 10 7                  13D
     1.       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              THE HEARST CORPORATION

     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
     3.       SEC USE ONLY


     4.       SOURCE OF FUNDS
              WC

     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE


         NUMBER OF                     7.  SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
        PERSON WITH                    8.  SHARED VOTING POWER
                                           62,214,947

                                       9.  SOLE DISPOSITIVE POWER

                                       10. SHARED DISPOSITIVE POWER
                                           62,214,947

    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              62,214,947

    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [ ]

    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              66.0%

    14.       TYPE OF REPORTING PERSON
              CO

CUSIP No. 422317 10 7                  13D
     1.       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
              THE HEARST FAMILY TRUST

     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
     3.       SEC USE ONLY


     4.       SOURCE OF FUNDS
              WC

     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

     6.       CITIZENSHIP OR PLACE OF ORGANIZATION
              CALIFORNIA


         NUMBER OF                     7.  SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
        PERSON WITH                    8.  SHARED VOTING POWER
                                           62,214,947

                                       9.  SOLE DISPOSITIVE POWER

                                       10. SHARED DISPOSITIVE POWER
                                           62,214,947

    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              62,214,947

    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [ ]

    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              66.0%

    14.       TYPE OF REPORTING PERSON
              OO (Testamentary Trust)

                                  SCHEDULE 13D

      This Amendment No. 34 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 is amended as follows:

      Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of Hearst's directors and executive officers and the trustees of the Trust. Schedule I also sets forth the citizenship of each of Hearst's directors and executive officers and the trustees of the Trust.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $2,775,095. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4. PURPOSE OF TRANSACTION.

      Hearst Broadcasting purchased the additional Securities reported in Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

      On December 5, 2003, the Board of Directors of Hearst (the "Board") approved the purchase from time to time by Hearst Broadcasting of up to $150 million of publicly-traded debt of the Issuer. There can be no assurance as to when or whether such transactions might occur or the precise amount of debt to be acquired, though it is expected that Hearst will continually review its debt position in the Issuer from time to time to determine whether or not to acquire additional debt.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) As of December 5, 2003, the Reporting Persons owned 19,328,629 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock, 300,000 of the Series A Preferred Securities and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A

Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series
B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series A Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series A Subordinated Debentures, on a share-for-share basis, and each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series B Subordinated Debentures, on a share-for-share basis. Thereafter, each of the Series A Subordinated Debentures are required under the terms thereof to be converted into 601,539 shares of Series A Common Stock and each of the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 62,214,947 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 66.0% of the combined shares of Series A Common Stock, Series B Common Stock and the Subordinated Debentures outstanding of the Issuer, based on the number of outstanding shares as of November 30, 2003, provided to the Reporting Persons by the Issuer.

      (c) Since filing Amendment No. 33 to the Statement, Hearst
Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:

             DATE      # OF SHARES     PRICE PER SHARE($)      COST ($)
             ----      -----------     ------------------      --------
            3/11/02      125,000            $19.82         $2,477,500.00
           11/11/03        2,600            $23.55         $   61,230.00
           11/11/03        5,000            $23.60         $  118,000.00
           11/11/03        3,000            $23.65         $   70,953.00
           11/11/03        1,000            $23.70         $   23,700.00
           11/11/03          800            $23.71         $   18,968.00
           11/11/03          200            $23.72         $    4,744.00
              TOTAL      137,600                           $2,775,095.00
                         =======                           =============

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2003



                                    HEARST BROADCASTING, INC.


                                    By:  /s/Jodie W. King
                                         -------------------------
                                         Name: Jodie W. King
                                         Title:Vice President and Secretary

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2003



                                    HEARST HOLDINGS, INC.


                                    By:  /s/Jodie W. King
                                         -------------------------
                                         Name: Jodie W. King
                                         Title:Vice President and Secretary

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2003



                                    THE HEARST CORPORATION


                                    By:  /s/Jodie W. King
                                         -------------------------
                                         Name: Jodie W. King
                                         Title:Vice President and Secretary

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2003



                                    THE HEARST FAMILY TRUST


                                    By:  /s/Victor F. Ganzi
                                         -------------------------
                                         Name: Victor F. Ganzi
                                         Title:Trustee

                                   SCHEDULE I

                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST


Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst's other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*"). Unless otherwise indicated, all persons identified below are United States citizens.

                                Present Office/Principal
Name                            Occupation or Employment
----                            ------------------------
HEARST
George R. Hearst, Jr.*          Chairman of the Board, Director

Frank A. Bennack, Jr.*          Vice Chairman of the Board, Chairman of
                                Executive Committee, Director

Victor F. Ganzi*                President, Chief Executive Officer, Director

James M. Asher                  Senior Vice President, Chief Legal and
                                Development Officer

Anissa B. Balson*               Director

David J. Barrett (1)            Director; President and Chief Executive
                                Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black               Senior Vice President, Director; President:
                                Hearst Magazines Division, Hearst
                                Communications, Inc.

Eve B. Burton                   Vice President, General Counsel

John G. Conomikes*              Director

Richard E. Deems* (2)           Director

Ronald J. Doerfler              Senior Vice President, Chief Financial
                                Officer, Treasurer, Director

George J. Green                 Vice President; President: Hearst Magazines
                                International Division, Hearst
                                Communications, Inc.

Mark Hasson                     Vice President-Finance

Austin Hearst (3)               Director; Vice President: Hearst
                                Entertainment Distribution Division, Hearst
                                Entertainment, Inc.

John R. Hearst, Jr.*            Director

Stephen T. Hearst (7)           Director; Vice President: San Francisco
                                Realties Division

William R. Hearst, III* (4)     Director; Partner: Kleiner, Perkins, Caufield
                                & Byers

Thomas J. Hughes                Vice President

George B. Irish                 Senior Vice President, Director; President:
                                Hearst Newspapers Division, Hearst
                                Communications, Inc.

Raymond E. Joslin               Senior Vice President, Director; President:
                                Hearst Entertainment and Syndication Group
                                Administrative Division, Hearst
                                Communications, Inc.

Jodie W. King                   Vice President, Secretary

Harvey L. Lipton* (2)           Director

Richard P. Malloch              Vice President; President: Hearst Business
                                Media Group Administrative Division, Hearst
                                Communications, Inc.

Terence G. Mansfield (5)(6)     Director, Vice President; President and Chief
                                Executive: The National Magazine Company
                                Limited

Gilbert C. Maurer* (2)          Director

Mark F. Miller*                 Director, Vice President; Executive Vice
                                President: Hearst Magazines Division, Hearst
                                Communications, Inc.

Bruce L. Paisner                Vice President; Executive Vice President:
                                Hearst Entertainment and Syndication Group
                                Administrative Division, Hearst
                                Communications, Inc.

Raymond J. Petersen*            Director; Executive Vice President: Hearst
                                Magazines Division, Hearst Communications,
                                Inc.

Virginia Hearst Randt*          Director

Debra Shriver                   Vice President

HEARST BROADCASTING

John G. Conomikes*              President, Director

James M. Asher                  Vice President

David J. Barrett (1)            Vice President, Director; President and Chief
                                Executive Officer: Hearst-Argyle Television,
                                Inc.

Ronald J. Doerfler              Vice President, Treasurer

Victor F. Ganzi*                Vice President, Director

Jodie W. King                   Vice President, Secretary

Frank A. Bennack, Jr.*          Director

George R. Hearst, Jr.*          Director

William R. Hearst, III* (4)     Director; Partner: Kleiner, Perkins, Caufield
                                & Byers

Gilbert C. Maurer* (2)          Director

Virginia Hearst Randt*          Director

HEARST HOLDINGS

George R. Hearst, Jr.*          Chairman of the Board, Director

Frank A. Bennack, Jr.*          Vice Chairman of the Board, Chairman of
                                Executive Committee, Director

Victor F. Ganzi*                President, Chief Executive Officer, Director

James M. Asher                  Senior Vice President, Chief Legal and
                                Development Officer

Anissa B. Balson*               Director

David J. Barrett (1)            Director; President and Chief Executive
                                Officer: Hearst-Argyle Television, Inc.

Cathleen P. Black               Senior Vice President, Director; President:
                                Hearst Magazines Division, Hearst
                                Communications, Inc.

Eve B. Burton                   Vice President, General Counsel

John G. Conomikes*              Director

Richard E. Deems* (2)           Director

Ronald J. Doerfler              Senior Vice President, Chief Financial
                                Officer, Treasurer, Director

George J. Green                 Vice President; President: Hearst Magazines
                                International Division, Hearst
                                Communications, Inc.

Mark Hasson                     Vice President-Finance

Austin Hearst (3)               Director; Vice President: Hearst
                                Entertainment Distribution Division, Hearst
                                Entertainment, Inc.

John R. Hearst, Jr.*            Director

Stephen T. Hearst (7)           Director; Vice President: San Francisco
                                Realties Division, The Hearst Corporation.

William R. Hearst, III* (4)     Director; Partner: Kleiner, Perkins, Caufield
                                & Byers

Thomas J. Hughes                Vice President

George B. Irish                 Senior Vice President, Director; President:
                                Hearst Newspapers Division, Hearst
                                Communications, Inc.

Raymond E. Joslin               Senior Vice President, Director; President:
                                Hearst Entertainment and Syndication Group
                                Administrative Division, Hearst
                                Communications, Inc.

Jodie W. King                   Vice President, Secretary

Harvey L. Lipton* (2)           Director

Richard P. Malloch              Vice President; President: Hearst Business
                                Media Group Administrative Division, Hearst
                                Communications, Inc.

Terence G. Mansfield (5)(6)     Director, Vice President; President and Chief
                                Executive: The National Magazine Company Limited

Gilbert C. Maurer* (2)          Director

Mark F. Miller*                 Director, Vice President; Executive Vice
                                President: Hearst Magazines Division, Hearst
                                Communications, Inc.

Bruce L. Paisner                Vice President; Executive Vice President:
                                Hearst Entertainment and Syndication Group
                                Administrative Division, Hearst
                                Communications, Inc.

Raymond J. Petersen*            Director; Executive Vice President: Hearst
                                Magazines Division, Hearst Communications,
                                Inc.

Virginia Hearst Randt*          Director

Debra Shriver                   Vice President

---------------------------------
(1)  888 Seventh Avenue
     New York, NY 10106

(2)  Self-employed, non-employed or retired

(3)  888 Seventh Avenue
     New York, NY 10019

(4)  2750 Sand Hill Road
     Menlo Park, CA 94025

(5)  U.K. Citizen

(6)  National Magazine House
     72 Broadwick Street
     London, England W1F 9EP

(7)  5 Third Street
     Suite 200
     San Francisco, CA 94103